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                             February 12, 2021

       Stephen Lasota
       Chief Financial Officer
       COWEN INC.
       599 Lexington Avenue
       New York, New York 10022

                                                        Re: COWEN INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 4, 2020
                                                            Form 10-Q for the
Quarter Ended September 30, 2020
                                                            Filed October 29,
2020
                                                            Form 8-K Filed
October 27, 2020
                                                            File No. 001-34516

       Dear Mr. Lasota:

              We have reviewed your October 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2020 letter.

       Form 8-K Filed October 27, 2020

       Exhibit 99.1
       Non-GAAP Financial Measures, page 8

   1. We note your response to prior comment 1 from our letter dated July 13, 2020. We have reviewed the enhanced
disclosures surrounding the usefulness of your non-GAAP
                                                        measures, Economic
Income (Loss), Economic Operating Income (Loss) and Economic
                                                        Proceeds, as contained
in this Form 8-K. Please revise your future filings to explain in further detail why you
believe investors and analysts find the measures helpful in
                                                        evaluating the company
 s financial performance and comparing it to that of its peer
 Stephen Lasota
COWEN INC.
February 12, 2021
Page 2
         companies and competitors. Provide us with your draft disclosure. Form 10-Q for the Quarter Ended September 30, 2020
Notes to Unaudited Condensed Consolidated Financial Statements
Note 22 - Segment Reporting, page 60

2. Based on your response to prior comment 3 from our letter dated September 23, 2020, it is unclear how the amounts you disclose as revenue for each reportable segment complies with ASC 280-10-50-22(a). Please tell us how your disclosure complies with the guidance, and provide us with your draft disclosure if you intend to revise.
       You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions.



FirstName LastNameStephen Lasota                             Sincerely,
Comapany NameCOWEN INC.
                                                             Division of
Corporation Finance
February 12, 2021 Page 2                                     Office of Finance
FirstName LastName